VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	AETSOFT, INC.
Application for Withdrawal on Form RW
for Registration Statement on Form F-1 (Registration No. 333-231886)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), AETSOFT, INC. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form F-1 (File No. 333-231886), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), filed with the Commission on May 31, 2019.

The Company requests withdrawal of the Registration Statement because its existing audited financials were prepared under International Financial Reporting Standards (IFRS), rather than Generally Accepted Auditing Principles (GAAP), and the conversion thereof by an approved PCAOB auditor has proved unreasonably costly and time-consuming, and therefore the Company is withdrawing its Registration Statement, to obtain a GAAP audit and presumably will re-file with the SEC.

The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement.

Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof and requests that a written order granting the withdrawal of the Registration Statement, including all exhibits and amendments thereto, be issued by the Commission as soon as reasonably possible. The Company also requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be refunded.

If you require additional information, please do not hesitate to contact the undersigned at (801) 953-9070.

Very truly yours,

/s/ John J. Brannelly
John J. Brannelly
BrannellyLaw, PC
Counsel to Aetsoft, Inc.

cc:	Nick Grebenkine